trivago N.V.
Annual General Meeting of Shareholders
June 28, 2019 - 3:00 p.m. CEST

Voting Results

RESOLUTION	FOR	AGAINST	ABSTAIN
Adoption of the annual accounts over the financial year 2018	2,116,443,303	30,724	163,896
Appointment of the external auditor for the financial year 2019	2,116,437,914	30,826	166,183
Release of the managing directors from liability for the exercise of their duties during the financial year 2018	2,116,204,206	259,104	174,613
Release of the supervisory directors from liability for the exercise of their duties during the financial year 2018	2,116,214,172	247,652	176,099
Reappointment of R.T.J. Schrömgens as managing director for a period expiring at the end of the annual general meeting to be held in the year 2020	2,116,330,295	124,637	182,991
Reappointment of T.J. Thomas as managing director for a period expiring at the end of the annual general meeting to be held in the year 2020	2,116,328,408	123,641	185,874
Reappointment of P.M. Kern as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2022	2,115,659,734	794,696	183,493
Appointment of H. Mankodi as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2022	2,116,340,375	112,738	184,810
Reappointment of F.G. Mazzella as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2022	2,116,333,853	120,708	183,362
Reappointment of M.D. Okerstrom as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2022	2,116,201,745	252,316	183,862
Reappointment of L.N. Östberg as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2022	2,115,737,334	716,847	183,742
Reappointment of D. Schneider as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2022	2,115,738,243	716,033	183,647
Authorization of the management board to acquire shares in the Company's capital	2,116,355,890	110,740	171,293
Approval under the Company's 2016 Amended and Restated Omnibus Incentive Plan	2,112,567,691	3,840,549	229,683